FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

As of November 30, 2018 The principal balances and results accumulated for the period ending november 2018 (Amounts in millions of Chilean pesos). SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Principal assets Ch$ million Cash and deposits in banks 2,106,155 Interbank loans, net 14,526 Loans and accounts receivables from customers, net 29,510,432 Total investments 2,658,037 Financial derivative contracts 2,375,330 Other asset items 1,812,446 Total assets 38,476,926 Principal liabilities Ch$ million Deposits and other demand liabilities 8,291,531 Time deposits and other time liabilities 12,970,947 Financial derivative contracts 2,043,033 Issued debt instruments 8,157,064 Other liabilities items 3,783,193 Total equity 3,231,158 Total liabilities 38,476,926 Equity attributable to: Equity holders of the Bank 3,187,222 Non-controlling interest 43,936 SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Operational results Ch$ million Net interest income 1,299,118 Net fee and commission income 267,067 Result from financial operations 91,745 Total operating income 1,657,930 Provision for loan losses (302,882) Support expenses (663,939) Other results (2,809) Income before tax 688,300 Income tax expense (149,592) Net income for the period 538,708 Attributable to: Equity holders of the Bank 536,607 Non-controlling interest 2,101 FELIPE CONTRERAS FAJARDO MIGUEL MATA HUERTA Chief Accounting Officer Chief Executive Officer

BANCO SANTANDER-CHILE Y AFILIADAS INFORMACIÓN FINANCIERA CONSOLIDADA Al 30 de noviembre de 2018 A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de noviembre de 2018 (cifras en millones de pesos). ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO Principales rubros del activo MM$ Efectivo y depósitos en bancos 2.106.155 Adeudado por bancos 14.526 Créditos y cuentas por cobrar a clientes 29.510.432 Inversiones totales 2.658.037 Contratos de derivados financieros 2.375.330 Otros rubros del activo 1.812.446 Total Activos 38.476.926 Principales rubros del pasivo MM$ Depósitos y otras obligaciones a la vista 8.291.531 Depósitos y otras captaciones a plazo 12.970.947 Contratos de derivados financieros 2.043.033 Instrumentos de deuda emitidos 8.157.064 Otros rubros del pasivo 3.783.193 Total patrimonio 3.231.158 Total Pasivos 38.476.926 Patrimonio atribuible a: Tenedores patrimoniales del Banco 3.187.222 Interés no controlador 43.936 ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO Resultados operacionales MM$ Ingreso neto por intereses y reajustes 1.299.118 Ingreso neto de comisiones 267.067 Resultado de operaciones financieras 91.745 Total ingresos operacionales 1.657.930 Provisiones por riesgo de crédito (302.882) Gastos de apoyo (663.939) Otros resultados (2.809) Resultado antes de impuesto 688.300 Impuesto a la renta (149.592) Utilidad consolidada del periodo 538.708 Resultado atribuible a: Tenedores patrimoniales del Banco 536.607 Interés no controlador 2.101 FELIPE CONTRERAS FAJARDO MIGUEL MATA HUERTA Gerente de Contabilidad Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence. #contribuir al progreso de las personas y las empresas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: December 12, 2018